UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
PEROT SYSTEMS CORPORATION
(Name of Subject Company (Issuer))
DII — HOLDINGS INC.
(Offeror)
an indirect, wholly-owned subsidiary of
DELL INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
Lawrence P. Tu
Senior Vice President and General Counsel
One Dell Way
Round Rock, Texas 78682
Phone (800) 289-3355
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Robert L. Kimball	William R. Volk
Vinson & Elkins L.L.P.	Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3700	2801 Via Fortuna, Suite 100
Dallas, Texas 75201	Austin, Texas 78746
(214) 220-7700	(512) 542-8400
CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$4,117,123,260	$229,735.48

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $30.00 cash per share an aggregate of (i) 121,322,396 outstanding shares of Class A Common Stock of Perot Systems Corporation; and (ii) 15,915,046 shares of Class A Common Stock of Perot Systems Corporation that were subject to and reserved for issuance with respect to all outstanding options, restricted stock units or stock appreciation rights settleable in Class A Common Stock, in each case as provided by Perot Systems Corporation as of September 17, 2009, the most recent practicable date.

(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $229,735.48	Filing Party: Dell Inc. and DII — Holdings Inc.
Form of Registration No.: Schedule TO-T	Date Filed: October 2, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 4 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 2, 2009 by (i) DII — Holdings Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), and (ii) Dell. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems Corporation, a Delaware corporation (“Perot Systems”), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of the Purchaser and Dell.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Items 5(a) and 5(b) are amended as follows:
     The twelfth, fifteenth, twenty-second and thirty-first paragraphs of Section 10—“Background of the Offer; Past Contacts or Negotiations with Perot Systems” of the Offer to Purchase are deleted and replaced by the following:
     “On July 27, 2009, Mr. Dell and Mr. Perot, Jr. met to continue discussing the merits of a possible acquisition. At this meeting, Mr. Dell informed Mr. Perot, Jr. that he would consider proposing Mr. Perot, Jr. for a seat on Dell’s board of directors following the closing of the possible acquisition, subject to the approval of Dell’s governance and nominating committee. Because of Mr. Luce’s relationships, Mr. Dell asked Mr. Luce to be a primary contact person over the course of the remaining preliminary discussions.
     On August 24, 2009, Mr. Luce met with Mr. Perot, Jr. to continue discussing the possible financial terms of an offer and indicated that Dell was prepared to make an all-cash offer of $26.50 per share of Class A Common Stock. During the course of the meetings with Mr. Perot, Jr. in August, Mr. Luce also advised Mr. Perot, Jr. that he intended to propose Mr. Perot, Jr. for a seat on Dell’s board of directors following the closing of the possible acquisition.
     On September 1 and September 2, 2009, in a series of telephone calls and in person meetings between Mr. Gladden and Mr. Freeman and between Messrs. Gladden, Schuckenbrock and Tu, along with several other representatives of Dell, and Messrs. Freeman, Harper and Williams, the parties continued negotiating certain general terms of the proposed acquisition to be included in the non-binding term sheet proposed by Perot Systems to be attached to the Exclusivity Agreement, including a provision regarding the expectation that Mr. Perot, Jr. would become a member of Dell’s board of directors at or following the closing of the proposed acquisition. On September 1, 2009, Dell delivered to Perot Systems a revised draft of the non-binding term sheet.
     On September 15, 2009, at a regular meeting of Dell’s board of directors, the board and Messrs. Dell, Gladden, Schuckenbrock and Tu, along with several other representatives of Dell, discussed the strategic benefits and risks of an acquisition of Perot Systems, Perot Systems’ history and IT service offerings, the results to date of Dell’s due diligence review, the possible cost and revenue synergies associated with the acquisition, Perot Systems’ global footprint and opportunities for combined global growth, key terms of the draft Merger Agreement and the related ancillary documents, an overview of the anticipated integration process and a possible communication plan if a Merger Agreement were to be signed. Dell’s board also discussed the possible director nomination of Mr. Perot, Jr. Mr. Dell stated that he would likely propose Mr. Perot, Jr. as a board member candidate after the closing of the possible acquisition, and Mr. William Gray, chairman of Dell’s Governance and Nominating Committee, noted that, if Mr. Perot, Jr. was proposed, the Governance and Nominating Committee would conduct its normal procedures in order to determine whether to nominate Mr. Perot, Jr. Morgan Stanley made a presentation to the board regarding the financial aspects of the possible acquisition.”

     Section 10—“Background of the Offer; Past Contacts or Negotiations with Perot Systems” of the Offer to Purchase is further amended by adding the following at the end of the thirty-ninth paragraph:
     “The Merger Agreement does not contain any provisions with respect to the appointment of Mr. Perot, Jr. to Dell’s board of directors or otherwise obligate Dell or the Purchaser to take any actions with respect to the proposal, nomination or appointment of Mr. Perot, Jr.”
     The information set forth in the paragraph captioned “Executive Offer Letters” in Section 11—“The Transaction Agreements—Employment Arrangements” of the Offer to Purchase is amended to update the information contained in the table for Mr. Charles Lyles to change the amount in the table under the column heading “Rollover RSU” for Mr. Lyles from $0 to $2,575,148, to change the amount in the table under the column heading “Total” for Mr. Lyles from $3,664,810 to $6,239,958 and to change the total for all Covered Executives in the table under the column heading “Total” from $74,129,687 to $76,704,835.
     The information set forth in the paragraph captioned “Rollover Restricted Stock Unit Grants” in Section 11—“The Transaction Agreements—Employment Arrangements” of the Offer to Purchase is amended to add the following:
     “Subsequent to September 30, 2009, Mr. Charles Lyles, with the consent of Dell, revised his Rollover RSU Arrangement election and will receive Rollover RSUs with a value of $2,575,148.”
     The second paragraph under “Executive Retention Agreements” in Section 11—“The Transaction Agreements—Employment Arrangements” of the Offer to Purchase is deleted and replaced with the following:
     “It is expected that Dell will offer to enter into retention agreements with two additional officers of Perot Systems (neither of whom is an executive officer). Additional retention packages may be offered to employees of Perot Systems, none of whom will be executive officers of Perot Systems, but none have been identified by Dell as of the date of this Offer to Purchase.”
Item 11. Additional Information.
     Item 11(a)(1) is hereby amended as follows:
     The changes to Section 10—“Background of the Offer; Past Contacts or Negotiations with Perot Systems” and Section 11—“The Transaction Agreements—Employment Arrangements” of the Offer to Purchase are identified above under Item 5 and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Assistant Secretary

DII — HOLDINGS INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Assistant Secretary

Date: October 19, 2009